U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated December 21, 2005	4

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  December 22, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY ANNOUNCES THREE EXECUTIVE APPOINTMENTS

Toronto, Ontario (December 21, 2005) – (TSX:KFS, NYSE:KFS) William G. Star, President & Chief Executive Officer of Kingsway Financial Services Inc. is pleased to announce the appointments of Laura Foster to Vice President, Internal Audit and Corporate Compliance, Andrew Wright to Vice President, Reinsurance and Risk Management and Tom Mallozzi to the position of Vice President, Underwriting of Kingsway Financial Services Inc.

Ms. Foster joined Kingsway Financial 2 years ago and has over 10 years experience in the insurance industry. Since joining Kingsway as Assistant Vice President she has been responsible for internal audit, corporate compliance and Sarbanes-Oxley compliance management. Mr. Wright joined Kingsway as Assistant Vice President, Reinsurance and Risk Management in July 2004 and has over 27 years of insurance, reinsurance and risk management experience. Mr. Mallozzi joined Kingsway General in 2003 as Vice President, Personal Lines and has over 24 years of underwriting experience. In his new role at Kingsway Financial, Mr. Mallozzi will serve as a lead technical resource, working closely with the underwriting teams at the Company’s subsidiaries.

“I am pleased to announce the promotions of Laura, Andrew and Tom”, said Bill Star, President and Chief Executive Officer. “They have become very valuable members of our executive team and I am pleased to recognize this with their well-deserved promotions. As we grow we continue to strengthen our executive team which positions us well for the future.”

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the seventh largest non-standard automobile insurer in North America according to A.M. Best. Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company, Zephyr Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco Insurance Company and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General, York Fire and American Service are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com